Exhibit 99.1

BioLineRx Increases Stake in BL-8040, its Lead Oncology
Platform in Late Stage Development for
Multiple Oncology Indications

Transaction increases BioLineRx’s stake by 20%, to 80%, ahead of numerous potential value-creating milestones

Top-line results from ongoing Phase 2a pancreatic cancer study in combination with KEYTRUDA® expected this quarter

Management to hold conference call today, October 3, at 10:00 am EDT

Tel Aviv, Israel, October 3, 2018 - BioLineRx Ltd. (NASDAQ/TASE:BLRX), a clinical-stage biopharmaceutical company focused on oncology and immunology, today announced that it has entered into an agreement with Biokine Therapeutics to increase BioLineRx’s stake in its lead oncology platform, BL-8040, a CXCR4 antagonist currently in late stage clinical development in both solid tumor and hematological indications, including stem cell mobilization (SCM), acute myeloid leukemia (AML) and immunotherapy for multiple types of solid tumors. As a result of the transaction, BioLineRx will increase its economic stake in the program to 80% from the previous level of 60%. BioLineRx licensed the exclusive worldwide rights to BL-8040 from Biokine Therapeutics in 2012.

“We are very pleased to execute this transaction with Biokine Therapeutics, which provides us with a significantly greater share of the economics in our lead program, BL-8040, as we continue to advance this promising candidate through late-stage clinical development,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “In multiple clinical studies to date in a number of indications, BL-8040’s unique mechanism of action has demonstrated robust mobilization of target cells, a direct apoptotic effect, as well as the ability to induce infiltration of T cells into the core and periphery of solid tumors, while maintaining a favorable safety profile. Looking forward, we are approaching multiple important milestones over the next 6-9 months, most notably topline results from our ongoing Phase 2a pancreatic cancer study in combination with KEYTRUDA under our collaboration with Merck, which we expect later this quarter. As we work to bring novel cancer treatments to patients in need, we believe this transaction reflects our strong commitment to this program and better positions us to create significant long-term value for our shareholders.”

Under the terms of the agreement, upon closing of the transaction, BioLineRx will pay Biokine Therapeutics an upfront payment of $10 million in cash plus $5 million in restricted BioLineRx shares. Biokine is also eligible to receive up to a total of $5 million in future milestone payments. The $10 million upfront payment is being financed in full via the receipt of $10 million in debt financing from Kreos Capital. See the Company’s Form 6-K filed this morning for additional details about the transaction. The transaction is expected to close within the next 10 days.

Conference Call and Webcast Information
BioLineRx will hold a conference call today, October 3, 2018 at 10:00 a.m. EDT to discuss this transaction in more detail, as well as to preview upcoming pipeline catalysts and milestones. To access the conference call, please dial +1-888-407-2553 from the U.S. or +972-3-918-0610 internationally. The call will also be available via webcast and can be accessed through the Investor Relations page of BioLineRx’s website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

A replay of the conference call will be available approximately two hours after completion of the live conference call on the Investor Relations page of BioLineRx’s website. A dial-in replay of the call will be available until October 6, 2018; please dial +1-888-326-9310 from the U.S. or +972-3-925-5901 internationally.

About BL-8040
BL-8040 is a short synthetic peptide for stem cell mobilization and for treatment of hematological malignancies and solid tumors. It functions as a high-affinity best-in-class antagonist for CXCR4, a chemokine receptor that is directly involved in the retention of stems cells in the bone marrow, as well as tumor progression, angiogenesis, metastasis and cell survival. CXCR4 is over-expressed in more than 70% of human cancers and its expression often correlates with disease severity.

HSCs express CXCR4 and are retained in the protective bone marrow niche via binding to CXCL12 (also known as SDF-1). Blocking of the CXCR4-SDF1 interaction by BL-8040 leads to the mobilization of HSCs into the peripheral blood. In a number of clinical and pre-clinical studies, BL-8040 has shown robust mobilization of HSCs.

Furthermore, BL-8040 induce mobilization of leukemic cells and immune-cells from the bone marrow, thereby sensitizing leukemic cells to chemo- and bio-based anti-cancer therapy, as well as a direct anti-cancer effect by inducing cell death (apoptosis). BL-8040 was licensed by BioLineRx from Biokine Therapeutics and was previously developed under the name BKT-140.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company focused on oncology and immunology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a multi-therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment and has initiated a Phase 3 study in stem cell mobilization for autologous transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which has recently initiated a Phase 1/2a study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada), on the basis of which the Company is conducting a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s atezolizumab in several Phase 1b/2 studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2018. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipihai5@gmail.com